Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – May 10, 2005

BAYTEX ENERGY TRUST ANNOUNCES FIRST QUARTER 2005 RESULTS

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to report its operating and financial results for the three months ended March 31, 2005.

Highlights of the first quarter in 2005 include:

•                  Achieved record cash flow of $44.5 million since inception of the Trust, 58% higher than the previous quarter and 15% higher than the same quarter last year.

•                  Commenced heavy oil production at Seal, initiating a long-term development project with large resource potential.

•                  Drilled two successful wells at Stoddart, establishing a significant number of opportunities for future natural gas development.

	Three Months Ended
	March 31, 2005	December 31, 2004	March 31, 2004
FINANCIAL
($ thousands, except per unit amounts)
Petroleum and natural gas sales	111,275	111,521	96,146
Cash flow from operations (1)	44,540	28,114	38,689
Per unit - basic	0.67	0.44	0.60
- diluted	0.64	0.42	0.60
Cash distributions	29,321	28,856	27,704
Per unit	0.45	0.45	0.45
Net income (loss)	(16,811)	42,108	(4,578)
Per unit - basic	(0.25)	0.66	(0.07)
- diluted	(0.25)	0.65	(0.07)

Exploration and development	28,465	29,023	29,243
Acquisitions (net of dispositions)	(91)	75,423	—
Total capital expenditures	28,374	104,446	29,243

Long-term notes	217,663	216,583	235,819
Bank loan	190,270	161,444	—
Other working capital deficiency (surplus)	20,013	34,504	(1,996)
Notional mark-to-market liabilities	41,826	9,513	26,283
Total net debt	469,772	422,044	260,106

OPERATING
Daily production
Light oil (bbls/d)	3,876	2,786	2,058
Heavy oil (bbls/d)	21,279	22,490	23,322
Total oil (bbls/d)	25,155	25,276	25,380
Natural gas (mmcf/d)	59.5	55.5	56.0
Oil equivalent (boe/d @ 6:1)	35,068	34,525	34,709

Baytex Energy Trust
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May 10, 2005	Page 2 of 14

	Three Months Ended
	March 31, 2005	December 31, 2004	March 31, 2004
Average prices (before hedging)
WTI oil (US$/bbl)	49.84	48.28	35.15
Edmonton par oil ($/bbl)	61.44	57.72	45.59
BTE light oil ($/bbl)	46.69	50.46	43.50
BTE heavy oil ($/bbl)	30.83	31.24	26.29
BTE total oil ($/bbl)	33.27	33.35	27.70
BTE natural gas ($/mcf)	6.69	6.60	6.43
BTE oil equivalent ($/boe)	35.21	35.03	30.63

TRUST UNIT INFORMATION
Unit Price
High	$15.70	$14.00	$11.45
Low	$12.42	$12.60	$9.78
Close	$14.91	$12.77	$11.25

Units Traded (thousands)	26,410	22,796	34,778
Units Outstanding (thousands) (2)	69,075	68,817	64,855
Foreign Ownership	32%	31%	28%

(1)          Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items.  The Trust’s cash flow from operations may not be comparable to other companies.  The Trust considers cash flow a key measure of performance as it demonstrates the Trust’s ability to generate the cash flow necessary to fund future distributions and capital investments.

(2)          Number of trust units outstanding includes the conversion of exchangeable shares at the respective exchange ratios in effect at the end of the reporting periods.

Financial Review

Record cash flow for the first quarter of 2005 was accomplished despite unfavourable conditions relating to heavy oil differentials and the cost of diluent required for blending purposes.  Lloyd Blend differentials averaged 39% of WTI prices during the first quarter of this year compared to 30% in the same quarter last year.  Although Baytex’s cash flow exposure to heavy oil differentials is largely mitigated by its long-term supply agreement, the widening of differentials still accounted for approximately $4.0 million of cash flow reduction on a quarter-over-quarter basis.  With world oil prices projected to stay at high levels, heavy oil differentials are expected to remain at wider than historical ranges.  However, higher seasonal demand for products such as asphalt should help reduce the differentials during spring and summer months.

Baytex purchases approximately 6,000 to 6,500 bbl/d of diluent (mainly condensate) for blending its heavy oil to meet pipeline specifications. Historically, condensate has been valued at a slight premium to par crude oil.  During the first quarter of 2005, the value of condensate increased dramatically due, in part, to certain supply disruption in the industry.  Prices for condensate in this quarter averaged 26% higher than Edmonton par crude oil price, compared to a 9% premium in the first quarter of 2004 and an 8% premium for the calendar average of 2004.  These extraordinarily high condensate prices increased the blending costs of Baytex’s heavy oil production by approximately $3.50 per barrel, resulting in a cash flow reduction of approximately $6.0 million for the first quarter of 2005 when compared to the same period one year ago.  Lower seasonal demand during spring and summer should help reduce condensate prices, and the supply disruption is expected to be rectified by the end of summer.  The value premium of condensate was 17% for the month of April 2005, and is currently projected to decline to 12% and 5%, respectively, for May and June.

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Losses from derivative contracts totaled $6.6 million for the current quarter compared to $9.4 million for the same period last year and $27.6 million for the fourth quarter of 2004.  Baytex has a total of 8,000 bbl/d hedged through collar contracts in 2005 with an averaged cap price of US$42.55.  There is currently no plan to add to this hedge position and Baytex has no production hedged beyond 2005.

Operations Review

Exploration and development capital expenditures in the first quarter of 2005 totaled $28.5 million.  During this period, Baytex participated in the drilling of 29 (27.4 net) wells, resulting in 15 (14.6 net) oil wells, seven (5.8 net) gas wells, four (4.0 net) stratigraphic test wells and three (3.0 net) dry holes.  Overall drilling success was 89.7% (89.1% net). In addition, nine wells were drilled through farm-out arrangements at no cost to Baytex.

At Seal, five horizontal production wells were drilled in the first quarter on Baytex’s land block in Township 84, Range 18, W5M.  Together with the initial well drilled in December 2004, these six wells are currently producing an aggregate of approximately 900 bbl/d.  Baytex also drilled four non-producing vertical wells during the quarter to test the reservoir quality in various parts of this land block.  These production and test results have led to the identification of over 100 probable development locations in the subject land block.  In addition, recent drilling activities by other industry operators on lands adjacent to Baytex’s other land holdings in the Seal area have provided encouraging leads on these Baytex lands.  Baytex is very pleased with these results to date and is confident that Seal will become a long-term development project with a large resource base to sustain its heavy oil production.

At Stoddart, two wells were drilled to date in 2005, one well in each of March and April.  The first well has been tested with positive results and the second well is currently being completed. These wells are expected to be on production early in the third quarter.  Baytex is planning for further drilling and 3-D seismic activities during the balance of this year in order to properly evaluate this property acquired at year-end 2004.  Baytex is confident that Stoddart will grow to become one of its major natural gas development areas.

Outlook

Production for the first quarter of 2005 averaged 35,068 boe/d.  Heavy oil production averaged 21,279 bbl/d during this period compared to 22,490 bbl/d in the fourth quarter of 2004.  Production was initially curtailed by severe winter conditions in January and followed by early break-up conditions in March.  In addition, only nine heavy oil wells were drilled in the first quarter outside of the Seal area, reflecting Baytex’s disciplined efforts to control rising service costs by utilizing drilling rigs principally for winter-only access projects in the first quarter.  Baytex has plans for an active drilling program in its various heavy oil areas subsequent to spring break-up, with a target to restoring heavy oil production to between 22,000 and 23,000 bbl/d in the second half of 2005.  Natural gas production is also expected to increase with the tie-in of wells drilled in the first quarter and an accretive drilling program planned for the remainder of this year.

Cash distributions in the first quarter of 2005 represents a payout ratio of 66%.  With improvement projected for heavy oil blending costs and differentials, and increasing production from a well defined internal development program, payout ratio for the remainder of the year is expected to be lower than that of the first quarter.  Baytex has maintained its monthly distributions for 20 consecutive months at $0.15 per unit.  With a positive outlook for its operations and commodity prices, Baytex is well positioned to deliver consistent returns to its unitholders.

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”), dated May 9, 2005, should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.  Barrel

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of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Cash flow from operations is not a measure based on generally accepted accounting principles (“GAAP”), but is a financial term commonly used in the oil and gas industry.  It represents cash generated from operating activities before changes in non-cash working capital, site restoration and reclamation expenditures, other assets and deferred credits.  The Trust’s cash flow from operations may not be comparable to other companies.  The Trust considers it a key measure as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions and capital investments.

Production.    Light oil production for the first quarter of 2005 increased by 88% to 3,876 bbl/d from 2,058 bbl/d a year earlier. Heavy oil production decreased nine percent to 21,279 bbl/d for the first quarter of 2005 compared to 23,322 bbl/d a year ago. Natural gas production increased by 6 percent to 59.5 mmcf/d for the first quarter of 2005 compared to 56.0 mmcf/d for the same period last year. The increase in light oil and natural gas production is due to the acquisitions completed in 2004.

Revenue.     Petroleum and natural gas sales increased 16% to $111.3 million for the first quarter of 2005 from $96.1 million for the first quarter of 2004.

For the per sales unit calculations, heavy oil sales for the three months ended March 31, 2005 were 51 barrels per day higher than the production for the period due to inventory in transit under the Frontier supply agreement (three months ended March 31, 2004 was 218 barrels per day lower).

	Three Months ended March 31
	2005		2004
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue (barrels)
Light oil	16,285	46.69	8,146	43.50
Heavy oil	59,194	30.83	55,269	26.29
Derivative contracts loss	(6,642)	(3.46)	(9,422)	(4.11)
Total oil revenue	68,837	30.34	53,993	23.58
Natural gas revenue (mcf)	35,797	6.69	32,731	6.43
Total revenue (boe @ 6:1)	104,634	33.10	86,724	27.63

(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/mcf.

Revenue from light oil for the first quarter of 2005 almost doubled from the same period a year ago due to an 86% increase in production and a 7% increase in wellhead prices.  Revenue from heavy oil increased 7% as the 10% decrease in production was offset by a 17% increase in wellhead prices.  Revenue from natural gas increased 9% as the result of a 5% increase in production in addition to a 4% increase in wellhead prices.

Royalties.     Total royalties increased to $16.6 million for the first quarter of 2005 from $15.3 million in 2004.  Total royalties for the first quarter of 2005 were 14.9% of sales compared to 15.9% of sales for the same period in 2004.  For the first quarter of 2005, royalties were 13.7% of sales for light oil, 11.3% for heavy oil and 21.4% for natural gas.  These rates compared to 13.8%, 12.9% and 21.5%, respectively, for the same period last year.

Operating Expenses.    Operating expenses for the first quarter of 2005 increased to $25.6 million from $20.7 million in the corresponding quarter last year.  Operating expenses were $8.11 per boe for the first quarter of 2005 compared to $6.59 per boe for the first quarter of 2004.  The increase in operating expenses per boe was primarily due to an inflationary cost environment.  For the first quarter of 2005, operating expenses were $10.53 per barrel of light oil, $8.59 per barrel of heavy oil and $1.02 per mcf of natural gas.  The operating expenses for the same period a year ago were $8.35, $7.24 and $0.77, respectively.

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May 10, 2005	Page 5 of 14

Transportation Expenses.      Transportation expenses for the first quarter of 2005 were $5.5 million compared to $5.5 million for the first quarter of 2004.  These expenses were $1.73 per boe for the first quarter of 2005 compared to $1.75 for the same period in 2004.  Transportation expenses were $2.07 per barrel of oil and $0.14 per mcf of natural gas.  The corresponding amounts for 2004 were $1.98 and $0.19, respectively.

General and Administrative Expenses.      General and administrative expenses for the first quarter of 2005 were $3.7 million compared to $3.3 million in 2004.  On a per sales unit basis, these expenses were $1.16 per boe for the first quarter of 2005 compared to $1.06 per boe for 2004.  No expenses were capitalized in either period.

Unit-based Compensation Expense.      Compensation expense related to the Trust’s unit rights incentive plan was $6.6 million for the first quarter of 2005 compared to $1.3 for the same period in 2004 as a result of the 17% appreciation of the Trust’s unit price to $14.91 during the current period.

Compensation expense associated with rights granted under the plan is recognized in income over the vesting period of the plan with a corresponding increase or decrease in contributed surplus.  Changes in the intrinsic value of unexercised rights after the vesting period are recognized in income in the period of change with a corresponding increase or decrease in contributed surplus.  The exercise of trust unit rights are recorded as an increase in trust units with a corresponding reduction in contributed surplus.

This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying trust unit price.  Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights outstanding at the date of the financial statements.

Interest Expenses.      Interest expenses increased to $7.0 million for the first quarter of 2005 from $3.9 million for the same quarter last year, primarily due to the increased debt used to finance acquisitions completed in late 2004.

Foreign Exchange.     The foreign exchange loss in the first quarter of 2005 was $1.1 million compared to a loss of $3.3 million in the prior year.  The current period loss is based on the translation of the Company’s U.S. dollar denominated long-term debt at 0.8267 at March 31, 2005 compared to 0.8308 at December, 2004.  The 2004 loss is based on translation at 0.7631 at March 31, 2004 compared to 0.7737 at December 31, 2003.

Depletion, Depreciation and Accretion.     The provision for depletion, depreciation and accretion increased to $43.3 million for the first quarter of 2005 compared to $40.7 million for the same quarter a year ago.  On a sales-unit basis, the provision for the current quarter was $13.69 per boe compared to $12.96 per boe for the same quarter in 2004.

Income Taxes.     Current tax expenses were $2.0 million for the first quarter of 2005 compared to $2.2 million for the same quarter a year ago.  The current tax expense is comprised of $1.5 million of Saskatchewan Capital Tax and $0.5 million of Large Corporation Tax compared to $1.4 million and $0.7 million, respectively, in the corresponding period in 2004.

Net Income (Loss).    Net loss for the first quarter in 2005 of $16.8 million was primarily the result of unrealized losses on financial derivatives, the increase in unit-based compensation, and increased charges for depletion, depreciation and accretion, all of which are non-cash items.  Net loss for the first quarter of 2004 was $4.6 million.

Liquidity and Capital Resources.     At March 31, 2005, total net debt (including working capital) was $469.8 million compared to $260.1 million at March 31, 2004 and $422.0 million at December 31, 2004.  The $469.8 million net debt included $41.8 million of notional liabilities based on the mark-to-market valuations of derivative contracts as at March 31, 2005.  At the end of March 31, 2005, $190.3 million was

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outstanding under the bank credit facilities, as the corporate acquisition in 2004 was financed using the existing bank credit facilities.

Capital Expenditures.     Exploration and development expenditures of $28.5 million for the first quarter of 2005 is comparable to $29.2 million for the same period last year.  For the three months ended March 31, 2005, the Trust participated in the drilling of 29 (27.4 net) wells, resulting in 15 (14.6 net) oil wells, seven (5.8 net) gas wells, four (4.0 net) stratigraphic test wells and three (3.0 net) dry holes compared to prior period activities of 47 (45.9 net) wells, including 27 (26.6 net) oil wells, nine (8.8 net) gas wells,  seven (6.5 net) stratigraphic test wells and four (4.0 net) dry holes.

The Trust’s total capital expenditures for these periods are summarized as follows:

	Three Months ended March 31
($ thousands)	2005	2004
Land	1,205	1,434
Seismic	520	150
Drilling and completion	21,473	18,480
Equipment	4,286	8,844
Other	981	335
Total exploration and development	28,465	29,243
Property dispositions	(91)	—
Net capital expenditures	28,374	29,243

Conference Call

Baytex will host a conference call and question and answer session at 2:00 p.m. MT (4:00 p.m. ET) on Tuesday, May 10, 2005 to discuss its first quarter results.  The conference call will be hosted by Raymond Chan, President and Chief Executive Officer and Dan Belot, Vice-President, Finance and Chief Financial Officer.  Interested parties are invited to participate by calling toll-free across North America at 1-800-470-5906.  A recorded playback of the call will be available from May 10, 2005 until May 24, 2005 by dialing 1-800-558-5253 or 416-626-4100 within the Toronto area, entering the reservation number 21244868.  The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, debt levels and cash distribution practices.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in  Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

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May 10, 2005	Page 7 of 14

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Financial statements for the periods ended March 31, 2005 are attached.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & Chief Executive Officer

Telephone: (403) 267-0715

or

Dan Belot

Vice-President, Finance & Chief Financial Officer

Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca

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May 10, 2005	Page 8 of 14

Baytex Energy Trust

Consolidated Balance Sheets

(thousands) (Unaudited)

	March 31, 2005	December 31, 2004

Assets
Current assets
Accounts receivable	$52,977	$41,154
Crude oil inventory	9,421	7,299
	62,398	48,453

Deferred charges and other assets	6,703	6,491
Petroleum and natural gas properties	1,004,441	1,009,933
Goodwill (note 4)	37,755	39,259
	$1,111,297	$1,104,136

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$72,399	$72,976
Distributions payable to unitholders	10,012	9,981
Bank loan	190,270	161,444
Financial derivative contracts (note 11)	41,826	9,513
	314,507	253,914

Long-term debt (note 5)	217,663	216,583
Asset retirement obligations (note 6)	73,512	73,297
Deferred obligations (note 7)	5,597	—
Future income taxes	143,297	164,909
	754,576	708,703

Non-controlling interest (note 9)	12,335	12,962

Unitholders’ Equity
Unitholders’ capital (note 8)	518,760	515,728
Contributed surplus	13,180	7,494
Accumulated distributions	(176,437)	(146,445)
Accumulated income (deficit)	(11,117)	5,694
	344,386	382,471
	$1,111,297	$1,104,136

See accompanying notes to the consolidated financial statements.

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May 10, 2005	Page 9 of 14

Baytex Energy Trust

Consolidated Statements of Operations and Accumulated Income (Deficit)

(thousands, except per unit data) (Unaudited)

	Three Months Ended March 31
	2005	2004
		(restated –note 3)
Revenue
Petroleum and natural gas sales	$111,275	$96,146
Royalties	(16,578)	(15,291)
Realized loss on financial derivatives	(6,642)	(9,422)
Unrealized loss on financial derivatives	(32,313)	(14,284)
	55,742	57,149

Expenses
Operating	25,638	20,698
Transportation	5,470	5,487
General and administrative	3,655	3,316
Unit-based compensation (note 10)	6,637	1,281
Interest (note 5)	7,046	3,872
Foreign exchange loss	1,080	3,257
Depletion, depreciation and accretion	43,279	40,688
	92,805	78,599

Loss before income taxes	(37,063)	(21,450)

Income taxes
Current expense	1,967	2,162
Future recovery	(21,757)	(18,900)
	(19,790)	(16,738)

Loss before non-controlling interest	(17,273)	(4,712)

Non-controlling interest (note 3,9)	462	134

Net loss	(16,811)	(4,578)

Accumulated income (deficit), beginning of period, as previously reported	5,694	(8,598)
Accounting policy change non-controlling interest (note 3)	—	529

Accumulated income (deficit), beginning of period, as restated	5,694	(8,069)

Accumulated deficit, end of period	$(11,117)	$(12,647)

Net loss per trust unit
Basic	$(0.25)	$(0.07)
Diluted	$(0.25)	$(0.07)

Weighted average units
Basic	66,614	61,376
Diluted	69,736	64,767

See accompanying notes to the consolidated financial statements.

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May 10, 2005	Page 10 of 14

Baytex Energy Trust

Consolidated Statements of Cash Flows

(thousands) (Unaudited)

	Three Months Ended March 31
	2005	2004
		(restated –note 3)
Cash provided by (used in):

OPERATING ACTIVITIES
Net loss	$(16,811)	$(4,578)
Items not affecting cash:
Unit-based compensation (note 10)	6,637	1,281
Amortization of deferred charges	261	2,791
Foreign exchange loss	1,080	3,257
Depletion, depreciation and accretion	43,279	40,688
Unrealized loss on financial derivatives (note 11)	32,313	14,284
Future income tax recovery	(21,757)	(18,900)
Non-controlling interest (note 9)	(462)	(134)
Funds flow from operations	44,540	38,689
Change in non-cash working capital	(17,005)	(4,141)
Asset retirement expenditures	(972)	(678)
Decrease (increase) in deferred charges and other assets	(472)	53
	26,091	33,923

FINANCING ACTIVITIES
Increase in bank loan	28,826	—
Payments of distributions	(29,398)	(27,422)
Issue of trust units	1,103	—
	531	(27,422)

INVESTING ACTIVITIES
Petroleum and natural gas property expenditures	(28,465)	(29,243)
Disposal of petroleum and natural gas properties	91	—
Change in non-cash working capital	1,752	1,542
	(26,622)	(27,701)

Change in cash and short-term investments	—	(21,200)

Cash and short-term investments, beginning of period	—	53,731

Cash and short-term investments, end of period	$—	$32,531

See accompanying notes to the consolidated financial statements.

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May 10, 2005	Page 11 of 14

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005 and 2004

(all tabular amounts in thousands, except per unit amounts)

1.                                      Basis of Presentation

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust, Baytex Energy Ltd. (the “Company”) and Crew Energy Inc. (“Crew”).  The Trust is an open-ended investment trust created pursuant to a trust indenture.  Subsequent to the Plan of Arrangement, the Company is a subsidiary of the Trust.

Prior to the Plan of Arrangement, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnership.  After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor to the Company.  The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles as described in note 2.

2.                                      Accounting Policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Trust as at December 31, 2004.  The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Trust’s consolidated financial statements and notes thereto for the year ended December 31, 2004.

3.                                      Changes in Accounting Policy

Non-controlling Interest

The Trust has implemented the accounting for the exchangeable shares issued by the Company as required by EIC Abstract 151, “Exchangeable Securities Issued by Subsidiaries of Income Trusts” (EIC 151), issued in January 2005.  Under EIC 151, exchangeable shares issued by a subsidiary of an income trust are presented as non-controlling interest, unless certain conditions are met.  The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity.  The presentation of the exchangeable shares at March 31, 2004 was restated to conform to the presentation for the current year, pursuant to the transitional provisions contained in EIC 151.  Previously, the exchangeable shares were reflected as a component of Unitholders’ Equity.

As a result of the adoption of EIC 151, net income was reduced in the first three months of 2004 by $0.28 million.  As the exchangeable shares are converted to Trust units, the exchange is accounted for as a step-by-step acquisition where Unitholders’ capital was increased by the fair value of the Trust units issued.  The difference between the fair value of the Trust units issued and the book value of the exchangeable shares is recorded as an increase in petroleum and natural gas properties.  During the three months ended March 31, 2004, the adoption of EIC 151 resulted in a $15.6 million increase in petroleum and natural gas properties, a $5.9 million increase in future income taxes and a $10.3 million increase in unitholders’ capital.

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May 10, 2005	Page 12 of 14

4.                                      Corporate Acquisition

The Company is still in the process of evaluating the final adjustments related to the acquisition made in 2004.  Therefore, the purchase price allocation is subject to change.

Goodwill of $37.8 million was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future income tax liability.

5.                                      Long-term Debt

	March 31, 2005	December 31, 2004
10.5% senior subordinated notes (US$247)	$299	$297
9.625% senior subordinated notes (US$179,699)	217,364	216,286
	$217,663	$216,583

Interest Expense

The Trust incurred interest expense on its outstanding debt as follows:

	Three Months Ended March 31
	2005	2004
Credit facility charges	$2,244	$140
Amortization of deferred charge	261	263
Long-term debt	4,541	3,469
Total interest	$7,046	$3,872

6.                                      Asset Retirement Obligations

	Three Months Ended March 31
	2005	2004
Balance, beginning of period	$73,297	$55,996
Liabilities incurred	392	960
Liabilities settled	(972)	(678)
Change in estimate	(671)	—
Accretion	1,466	1,120
Balance, end of period	$73,512	$57,398

The Trust’s asset retirement obligations are based on the Trust’s net ownership in wells and facilities.  Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future.  The undiscounted amount of estimated cash flow required to settle the retirement obligations at March 31, 2005 is $194.0 million.  Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0 percent and an inflation rate of 1.5 percent.

7.                                      Deferred obligations

The Company has future contractual processing obligations with respect to the assets acquired..  These obligations continue until October 2008.

Baytex Energy Trust
Press Release
May 10, 2005	Page 13 of 14

8.                                      Unitholders’ Capital

Trust Units

The Trust is authorized to issue an unlimited number of trust units.

	Number of units	Amount
Balance December 31, 2004	66,538	$515,728
Issued on exercise of trust unit rights	139	2,055
Issued pursuant to distribution reinvestment program	42	563
Issued on conversion of exchangeable shares	29	414
Balance March 31, 2005	66,748	$518,760

9.                                      Non-Controlling Interest

The Company is authorized to issue an unlimited number of exchangeable shares.  The exchangeable shares can be converted (at the option of the holder) into trust units at any time up to the September 2, 2013.  Up to 1.9 million exchangeable shares may be redeemed annually by the Company for either a cash payment or the issue of trust units.  The number of trust units issued upon conversion is based upon the exchange ratio in effect at the conversion date.  The exchange ratio is calculated monthly based on the cash distribution paid divided by the weighted average trust unit price of the five day trading period ending on the record date.  The exchange ratio at March 31, 2005 was 1.2558 trust units per exchangeable share.  Cash distributions are not paid on the exchangeable shares.  The exchangeable shares are not publicly traded, although they may be transferred by the holder without first being converted to trust units.

The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity.  Net income has been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase or decrease to the non-controlling interest on the balance sheet.

	Number of Exchangable shares	Amount
Balance December 31, 2004	1,876	$12,962
Exchanged for trust units	(23)	(165)
Non-controlling interest in net income	—	(462)
Balance March 31, 2005	1,853	$12,335

10.                               Trust Unit Rights

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) to replace the stock option plan of the Company.  A total of 5,800,000 trust unit rights are reserved for issue under the Plan.   Trust unit rights are granted at the market price of the trust units at the time of the grant, vest over three years and have a term of five years.

The Plan allows for the exercise price of the rights to be reduced in future periods by a portion of the future distributions.  The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future oil and natural gas prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets.  Therefore, it is not possible to determine a fair value for the rights granted under the plan.

Baytex Energy Trust
Press Release
May 10, 2005	Page 14 of 14

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the exercise price for rights issued as at the date of the consolidated financial statements and is recognized in earnings over the vesting period of the plan.  Compensation expense for the unit rights for the three months ended March 31 2005 was $6.6 million (three months ended March 31, 2004 - $1.3 million).

The number of unit rights issued and exercise prices are detailed below:

	Number of Rights	Weighted average exercise price (1)
Balance December 31, 2004	3,537	$9.60
Granted	114	$13.66
Exercised	(139)	$7.96
Cancelled	(3)	$8.34
Balance March 31, 2005	3,509	$9.49

(1) Exercise price reflects grant prices less reduction in exercise price as discussed above.

11.                               Financial Derivative Contracts

At March 31, 2005, the Trust had financial derivative contracts for the following:

	Period	Volume	Price	Index
Oil
Price collar	Calendar 2005	3,000 bbl/d	US$35.00 – $42.40	WTI
Price collar	Calendar 2005	2,000 bbl/d	US$35.00 – $42.50	WTI
Price collar	Calendar 2005	1,000 bbl/d	US$35.00 – $42.70	WTI
Price collar	Calendar 2005	2,000 bbl/d	US$35.00 – $42.75	WTI

	Period	Amount	Exchange Rate
Foreign currency			Floor	Cap
Collar	Calendar 2005	US$2,000,000 per month	CAD/USD $1.2140	CAD/USD $1.2500
Collar	Calendar 2005	US$3,000,000 per month	CAD/USD $1.2200	CAD/USD $1.2500
Collar	Calendar 2005	US$4,000,000 per month	CAD/USD $1.2150	CAD/USD $1.2500

	Period	Principal	Rate
Interest rate swap
	November 2003 to July 2010	US$179,699,000	3-month LIBOR plus 5.2%

Under the CICA guideline for hedge accounting, the Trust’s financial derivative contracts for oil and foreign currency do not qualify as effective accounting hedges.  Accordingly, these contracts have been accounted for based on the fair value method.

12.                               Supplemental Cash Flow Information

	Three Months Ended March 31
	2005	2004
Interest paid	$11,434	$10,498
Income taxes paid	$1,847	$4,854

13.                               Reclassification

Certain comparative figures have been reclassified to conform to the current period’s presentation.